SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                 _______________

                                  SCHEDULE 14D-1

                              Tender Offer Statement

                                   Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                                       and
                                   Schedule 13D

                                (Amendment No. 1)
                                 _______________

                                   Conrail Inc.
                            (Name of Subject Company)

                                 CSX Corporation
                             Green Acquisition Corp.
                                    (Bidders)

                     Common Stock, Par Value $1.00 Per Share
                          (Title of Class of Securities)

                                   208368 10 0
                      (CUSIP Number of Class of Securities)

                         Series A ESOP Convertible Junior
                        Preferred Stock, Without Par Value
                          (Title of Class of Securities)

                                  Not Available
                      (CUSIP Number of Class of Securities)

                                   Mark G. Aron
                                 CSX Corporation
                                 One James Center
                               901 East Cary Street
                          Richmond, Virginia  23219-4031
                            Telephone:  (804) 782-1400
          (Names, Addresses and Telephone Numbers of Persons Authorized
          to Receive Notices and Communications on Behalf of Bidder)

                                 With a copy to:

                                 Pamela S. Seymon
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                            Telephone:  (212) 403-1000

                   This Statement amends and supplements the Tender Of-fer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on October 16, 1996 (the "Schedule 14D-1") by Green Acquisition Corp. ("Purchaser"), a Pennsylvania corpo-ration and a wholly owned subsidiary of CSX Corporation, a Vir-ginia corporation ("Parent"), to purchase an aggregate of 17,860,124 shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (together with the Common Shares, the "Shares"), of Conrail Inc., a Pennsylvania corporation (the "Company"), including, in each case, the as-sociated Common Stock Purchase Rights, upon the terms and sub-ject to the conditions set forth in the Offer to Purchase, dated October 16, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amend-ments or supplements thereto, constitute the "Offer") at a pur-chase price of $92.50 per Share, net to the tendering share-holder in cash. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.


         Item 4.  Source and Amount of Funds or Other Consideration.

                   (a)-(b) (i) The words "a credit facility that Par-ent will seek to obtain from one or more commercial banks" in the second sentence of the second paragraph under Section 10 of the Offer to Purchase are hereby deleted and replaced with the words "the credit facility (the "Facility") contemplated by the Commitment Letter, as described below".

                   (ii) Section 10 is hereby further amended and supplemented by adding the following text after the second paragraph:

                        The Commitment Letter.  In connection with the
                   Offer and the Merger, Parent has entered into a com-mitment letter, dated October 21, 1996 (the "Commit-ment Letter"), with Bank of America National Trust and Savings Association, BA Securities, Inc., The
                   Bank of Nova Scotia, The Chase Manhattan Bank, Chase Securities Inc., NationsBank, N.A. and NationsBanc
                   Capital Markets, Inc., pursuant to which, upon the terms and subject to the conditions set forth therein and in the Term Sheet (as defined below), Bank of America National Trust and Savings Association, The
                   Bank of Nova Scotia, The Chase Manhattan Bank and NationsBank, N.A. (collectively, "Principal Agents") have agreed to provide a competitive advance and re-volving credit facility in an aggregate principal amount of $4,800,000,000 (the "Facility"), and each Principal Agent has committed to provide
                   $1,200,000,000 of this amount. Proceeds of the Fa-cility will be used to finance purchase of Shares pursuant to one or more all cash tender offers, exer-cise of the Company Stock Option or otherwise and the







                   Merger, to replace existing credit facilities used for commercial paper backup and, following the Merger, to provide working capital and for other gen-eral corporate purposes. The Commitment Letter in-cludes an attachment (the "Term Sheet") which sets forth the terms contemplated to be included in the definitive documentation with respect to the Facility (the "Credit Agreement"). Under the Commitment Let-ter, each Principal Agent has reserved the right to syndicate a portion of its commitment to one or more financial institutions acceptable to Parent, and, in connection therewith, Chase Securities Inc., BA Secu-rities, Inc., NationsBanc Capital Markets, Inc. and The Bank of Nova Scotia (collectively, the "Arrang-ers" and, together with the Principal Agents, the "Agents") have agreed to act as co-arrangers for the Facility and intend to commence syndication efforts immediately.

                        Under the Facility, two borrowing options will
                   be available: (i) a competitive advance option (the "CAF"), which will be provided on an uncommitted com-petitive advance basis through a competitive bid auc-tion mechanism, and (ii) a revolving credit option (the "Revolving Credit"), which will be provided on a committed basis. Under each option, amounts borrowed and repaid may be reborrowed subject to availability under the Facility. Up to the full amount of the re-maining commitments may be borrowed under either of the two borrowing options, so long as the total bor-rowed amount outstanding under the Facility does not exceed the amount of the Facility at any time. Each borrowing will be conditioned upon the delivery of a borrowing notice, the accuracy of representations and warranties and the absence of defaults. Events of default will include a material breach of representa-tions or warranties, failure to pay principal or in-terest, breach of covenants, cross acceleration, ma-terial judgments and bankruptcy, subject to customary notice and cure periods.

                        Under the Facility, interest rates per annum for
                   the outstanding loans will be determined as follows:
                   (i) interest rates for the CAF will be obtained from bids selected by Parent and (ii) interest rates for the Revolving Credit will be based upon either LIBOR or an alternate base rate ("ABR") that will be the higher of The Chase Manhattan Bank's prime rate and the federal funds effective rate plus 1/2 of 1%, as selected by Parent. No spread will be charged on ABR









                   loans. The interest rate applicable to each LIBOR loan will be equal to LIBOR for the interest period applicable to such loan plus a margin, ranging from
                   14.0 to 35.0 basis points per annum, determined based upon Parent's credit ratings.

                        Under the Facility, interest periods for out-
                   standing loans will be determined as follows:
                   (i) interest periods for the CAF will be determined per market availability, with fixed-rate auction ad-vances being for periods ranging from seven to 360 days; and (ii) under the Revolving Credit, the in-terest period on ABR loans will be three months, and the interest period on LIBOR loans will be either one, two, three or six months, at Parent's option. Interest will be payable at the end of the relevant interest period, but not less often than quarterly. Interest will be calculated on the basis of the ac-tual number of days elapsed over a 365/366-day year for ABR loans based on The Chase Manhattan Bank's prime rate, and over a 360-day year for all other loans.

                        Under the Facility, prepayments of ABR loans
                   will be permitted at any time without penalty. LIBOR Revolving Credit loans may be prepaid in whole or in part at any time, subject to compensation in respect of any redeployment costs if prepayment occurs other than at the end of an interest period. CAF loans will not be subject to prepayment.

                        Under the Facility, mandatory commitment reduc-
                   tion will occur in the event that any required gov-ernmental approval is denied or in the event that Parent elects to abandon the Offer and the Merger. Upon the occurrence of such event, the commitments would be reduced to the amount of loans outstanding at such time reduced by the amount of net proceeds from sales of the Shares, if any. Parent may opt to reduce the commitments under the Facility by giving notice thereof, provided that the aggregate Facility commitments at any time may in no event be less than the aggregate amount of the CAF advances and loans outstanding at such time.

                        In the Commitment Letter, Parent has made cer-
                   tain representations and warranties regarding infor-mation made available to the Agents. In addition, the Credit Agreement will include certain representa-tions and warranties regarding, among other things,









                   organization and powers, authority and enforceabil-ity, no conflicts, financial information, absence of material adverse change, absence of material liti-gation, compliance with laws and regulations and agreements, inapplicability of certain laws, taxes, ERISA and absence of material misstatements. In ad-dition, the Credit Agreement will include certain covenants regarding, among other things, maintenance of corporate existence, maintenance of ownership of railroad subsidiaries, maintenance of insurance, pay-ment of taxes, delivery of financial statements and reports, compliance with laws, use of proceeds, and certain limitations on debt, including limitations on indebtedness in excess of $4,000,000,000 for the pur-chase of Shares, limitations on additional unsecured indebtedness at subsidiaries (subject to appropriate thresholds and other customary terms) and a limita-tion on total debt (other than indebtedness incurred to finance the exercise of the Company Stock Option) as a percentage of total capitalization to a maximum of 65% prior to the Merger and 55% at or after the Merger. The Credit Agreement will also include cer-tain covenants regarding limitations on mergers or sales of all or substantially all assets and limita-tions on liens and sale/leaseback transactions.

                        The Agents' commitments and agreements in the
                   Commitment Letter are subject to (i) the reasonable satisfaction of the Agents with any material changes in the structure or terms of the Offer and the Merger prior to the execution of the Credit Agreement and all legal, tax and accounting matters relating thereto, (ii) the absence of any material adverse change since December 31, 1995, in or affecting the business, assets or condition (financial or other-wise) of Parent and its subsidiaries and the Company and its subsidiaries, taken as a whole, (iii) the absence of a material disruption of or material ad-verse change in financial, banking or capital market conditions that, in the Arrangers' reasonable judg-ment, would be likely to materially impair the syndi-cation of the Facility, (iv) the negotiation, execu-tion and delivery on or before November 30, 1996 of the definitive Credit Agreement in form satisfactory to the Agents and their counsel, (v) the Agents' sat-isfaction that, prior to and during the syndication of the Facility, there shall be no competing issues of debt securities or commercial bank facilities of Parent or the Company or any of their respective sub-sidiaries being offered, placed or arranged and (vi)









                   certain other conditions set forth in the Term Sheet. In addition, the Credit Agreement will include usual and customary cost and yield provisions.

                        The Credit Agreement also include conditions to
                   effectiveness including, but not limited to, the ab-sence of pending litigation or administrative pro-ceedings or other legal or regulatory developments that, in the reasonable judgment of at least three Agents, would be reasonably likely to prohibit the transactions contemplated by the Offer and the Merger or to result in a material adverse change in the business, assets or condition of Parent, the termina-tion of existing credit facilities of Parent used for the purpose of commercial paper backup, the consumma-tion of the Offer and other customary conditions to effectiveness for facilities and transactions of such type.

                        In connection with the Commitment Letter, Parent
                   has agreed to pay the Agents certain fees, to reim-burse the Agents for certain expenses and to provide certain indemnities, as is customary for commitments of the type described herein. The Credit Agreement will include an agreement by Parent to pay a facility fee to each lender under the Facility based on the aggregate amount of such lender's commitment under the Facility, whether used or unused, at a rate, ranging from 6.0 to 15.0 basis points per annum, de-termined based upon Parent's credit ratings.

                        Assuming that the funds contemplated by the Com-
                   mitment Letter and Facility described above are made available in accordance with the terms thereof, Pur-chaser expects that the condition set forth in sub-section (g) of Section 15 of the Offer to Purchase will be satisfied.

                   The Commitment Letter is attached hereto as Exhibit
         (b)(1), and the foregoing summary description is qualified in its entirety by reference to such exhibit.

                   (iii) On October 22, 1996, Parent issued a press release in which it announced that a group of banks had commit-ted to lend up to an aggregate of $4.8 billion to Parent to buy Shares pursuant to the Offer and to consummate the Merger. A copy of the press release is attached hereto as Exhibit (a)(9), and the foregoing summary description is qualified in its en-tirety by reference to such exhibit.










         Item 9.  Financial Statements of Certain Bidders.

                   The words "cash provided by operating activities" in clause (i) of the first sentence of the second paragraph under "Certain Projected Financial Information" in Section 8 of the Offer to Purchase are hereby deleted and replaced with the word "revenues".


         Item 10.  Additional Information.

         (b)-(c), (e)

                   (i) Section 16 of the Offer to Purchase is hereby amended and supplemented by changing the date "January 15, 1997" to "January 18, 1997" in the second sentence of the first paragraph of the subsection entitled "STB Matters; Acquisition of Control".

                   (ii) Section 16 is hereby further amended and supplemented by adding the following text after the first sen-tence of the first paragraph of the subsection entitled "STB Matters; Acquisition of Control":

                   On October 18, 1996, Parent and the Company filed with the STB a Notice of Intent to File Railroad Con-trol Application, a Petition for Protective Order and a Petition to Establish Procedural Schedule.

                   (iii) Section 16 is hereby further amended and supplemented by changing the words "plan to ask" to "have asked" in the third sentence of the sixth paragraph of the sub-section entitled "STB Matters; Acquisition of Control".

                   (iv) Section 16 is hereby further amended and supplemented by adding the following text to the end of the third sentence of the sixth paragraph of the subsection en-titled "STB Matters; Acquisition of Control":

                   contemplating a final order by the STB within 255 days of the filing of an application with the STB seeking approval of the Merger.

                   (v) Section 16 is hereby further amended and supple-mented by changing the word "such" to "cash" in the forth sen-tence of the third paragraph of the subsection entitled "STB Matters; The Voting Trust".












         Item 11.  Material to be Filed as Exhibits.

         (a)(1)    --   Offer to Purchase, dated October 16, 1996.*

         (a)(2)    --   Letter of Transmittal.*

         (a)(3)    --   Notice of Guaranteed Delivery.*

         (a)(4)    --   Letter to Brokers, Dealers, Commercial Banks,
                        Trust Companies and Other Nominees.*

         (a)(5)    --   Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nom-inees.*

         (a)(6)    --   Guidelines for Certification of Taxpayer Identi-
                        fication Number on Substitute Form W-9.*

         (a)(7)    --   Text of Press Release issued by Parent on Octo-
                        ber 15, 1996.*

         (a)(8)    --   Form of Summary Advertisement dated October 16,
                        1996.*

         (a)(9)    --   Text of Press Release issued by Parent on Octo-
                        ber 22, 1996.

         (b)(1)    --   Commitment Letter, dated October 21, 1996.

         (c)(1)    --   Agreement and Plan of Merger, dated as of Octo-
                        ber 14, 1996, by and among Parent, Purchaser and the Company.*

         (c)(2)    --   Company Stock Option Agreement, dated as of Oc-
                        tober 14, 1996, between Parent and the Company.*

         (c)(3)    --   Parent Stock Option Agreement, dated as of Octo-
                        ber 14, 1996, between Parent and the Company.*

         (c)(4)    --   Form of Voting Trust Agreement.*





         _____________________
         *  Previously filed.








                                    SIGNATURE


                   After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       CSX CORPORATION


                                       By:/s/ MARK G. ARON
                                          Name:  Mark G. Aron
                                          Title:  Senior Vice President
                                                  Law and Public Affairs


         Dated:  October 23, 1996





                                    SIGNATURE


                   After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       GREEN ACQUISITION CORP.


                                       By:/s/ MARK G. ARON
                                          Name:  Mark G. Aron
                                          Title:  General Counsel
                                                  and Secretary


         Dated:  October 23, 1996





                                  EXHIBIT INDEX


         Exhibit
           No.          Description

         (a)(1)    --   Offer to Purchase, dated October 16, 1996.*

         (a)(2)    --   Letter of Transmittal.*

         (a)(3)    --   Notice of Guaranteed Delivery.*

         (a)(4)    --   Letter to Brokers, Dealers, Commercial Banks,
                        Trust Companies and Other Nominees.*

         (a)(5)    --   Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other
                        Nominees.*

         (a)(6)    --   Guidelines for Certification of Taxpayer Identi-
                        fication Number on Substitute Form W-9.*

         (a)(7)    --   Text of Press Release issued by Parent on Octo-
                        ber 15, 1996.*

         (a)(8)    --   Form of Summary Advertisement dated October 16,
                        1996.*

         (a)(9)    --   Text of Press Release issued by Parent on Octo-
                        ber 22, 1996.

         (b)(1)    --   Commitment Letter, dated October 21, 1996.

         (c)(1)    --   Agreement and Plan of Merger, dated as of Octo-
                        ber 14, 1996, by and among Parent, Purchaser and the Company.*

         (c)(2)    --   Company Stock Option Agreement, dated as of Oc-
                        tober 14, 1996, between Parent and the Company.*

         (c)(3)    --   Parent Stock Option Agreement, dated as of Octo-
                        ber 14, 1996, between Parent and the Company.*

         (c)(4)    --   Form of Voting Trust Agreement.*





         _____________________
         *  Previously filed.